UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Pegasus Communications Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

705904605

(CUSIP Number)

April 15, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 705904100

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Ocean Ridge Capital Advisors, LLC (47-0851072)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a)
(b)

(3)	SEC Use Only

(4)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person	(5) Sole Voting Power:	1,315,208*

(6) Shared Voting Power:

	(7) Sole Dispositive Power:	1,315,208*

(8) Shared Dispositive Power:

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,315,208*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)	Percent of Class Represented by Amount in Row (9):	11.37%*

(12)	Type of Reporting Person (See Instructions):	IA

*	1,315,208 shares (the “Shares”) of the Class A common stock of Pegasus Communications Corp. (“Class A Common Stock”) are held by Pegasus Satellite Communications, Inc., a wholly owned subsidiary of Pegasus Communications Corp. Pursuant to an Order by the United States Bankruptcy Court for the District of Maine dated April 15, 2005 (the “Order”), Ocean Ridge Capital Advisors, LLC (“Ocean Ridge”), the liquidating trustee of the PSC Liquidating Trust (the “Liquidating Trust”), shall make all operating decisions and shall exercise all control over the assets of Pegasus Satellite Communications, Inc., subject to the jurisdiction of the Bankruptcy Court. This arguably gives Ocean Ridge the power to vote, if the shares have voting rights, and direct the disposition of the Shares of Class A Common Stock. Thus, for the purposes of Reg. § 240.13d-3, Ocean Ridge may be deemed to beneficially own 1,315,208 shares, or 11.37% of the shares of the Class A Common Stock issued and outstanding as of April 15, 2005. It is anticipated that the Shares of Class A Common Stock will either be transferred to and sold by the Liquidating Trust or sold by Pegasus Satellite Communications, Inc. While some ambiguity may exist as to whether Ocean Ridge is currently a beneficial owner of the Shares of Class A Common Stock, it is filing this Schedule as a precautionary measure.

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Item 1(a).	Name Of Issuer: Pegasus Communications Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices: 225 City Line Avenue, Suite 200, Bala Cynwyd, PA 19004

Item 2(a).	Name of Person Filing: Ocean Ridge Capital Advisors, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence: 56 Harrison Street, Suite 203A, New Rochelle, NY 10801

Item 2(c).	Citizenship: New York

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP No.: 705904605

Item 3.	If This Statement Is Filed Pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a

Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned (as of April 15, 2005)		1,315,208*

(b)	Percent of Class (as of April 15, 2005)		11.37%*

(c)	Number of Shares as to which such person has:

	(i)	sole power to vote or to direct the vote	1,315,208*

	(ii)	shared power to vote or to direct the vote

	(iii)	sole power to dispose or to direct the disposition of	1,315,208*

	(iv)	shared power to dispose or to direct the disposition of

*	1,315,208 shares (the “Shares”) of the Class A common stock of Pegasus Communications Corp. (“Class A Common Stock”) are held by Pegasus Satellite Communications, Inc., a wholly owned subsidiary of Pegasus Communications Corp. Pursuant to an Order by the United States Bankruptcy Court for the District of Maine dated April 15, 2005 (the “Order”), Ocean Ridge Capital Advisors, LLC (“Ocean Ridge”), the liquidating trustee of the PSC Liquidating Trust (the “Liquidating Trust”), shall make all operating decisions and shall exercise all control over the assets of Pegasus Satellite Communications, Inc., subject to the jurisdiction of the Bankruptcy Court. This arguably gives Ocean Ridge the power to vote, if the shares have voting rights, and direct the disposition of the Shares of Class A Common Stock. Thus, for the purposes of Reg. § 240.13d-3, Ocean Ridge may be deemed to beneficially own 1,315,208 shares, or 11.37% of the shares of the Class A Common Stock issued and outstanding as of April 15, 2005. It is anticipated that the Shares of Class A Common Stock will either be transferred to and sold by the Liquidating Trust or sold by Pegasus Satellite Communications, Inc. While some ambiguity may exist as to whether Ocean Ridge is currently a beneficial owner of the Shares of Class A Common Stock, it is filing this Schedule as a precautionary measure.

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Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2005

Bradley E. Scher, in his capacity as the Managing Member of Ocean Ridge Capital Advisors, LLC

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)